List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Messrs Fletcher, Gosnell and Wright inform the Company of their beneficial interests. (01 December 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (12 December 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (01 December 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (15 December 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (02 December 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (16 December 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 December 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 December 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (03 December 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (17 December 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (04 December 2008)	Announcement Mr Wright informs the Company of his beneficial interests. (18 December 2008)
Announcement Company announces publication of Final Terms. (05 December 2008)
Announcement
Lodgement of audited financial statements for Diageo Capital plc, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2008 with the UK Listing Authority.
(19 December 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (05 December 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 December 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 December 2008)	Announcement Company releases shares from treasury on 24 December 2008 to satisfy grants made under employee share plans. (29 December 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (08 December 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 December 2008)
Announcement Messrs Gosnell, Walsh and Wright inform the Company of their beneficial interests. (09 December 2008)	Announcement Company announces total voting rights. (31 December 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (09 December 2008)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer, Messrs Shanahan, Stitzer and Wright inform the Company of their beneficial interests.
(10 December 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (10 December 2008)
Announcement Mr Grover informs the Company of his beneficial interests. (11 December 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (11 December 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 December 2008)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒              Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 9 January 2009	By:	/s/ S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:00 01-Dec-08
Number	81454-BC59

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification:

1. on 1 December 2008, that the following Persons Discharging Managerial
Responsibilities ('PDMR') had on 1 December 2008 received Ordinary Shares of 28
101/108 pence in the Company ('Ordinary Shares') upon the exercise of options under the Diageo UK Sharesave Scheme 2000, as follows:

Name of PDMR	Grant date	Option Price	No. of Ordinary Shares

D Gosnell	1 December 2003	£5.20	3,048

I Wright	1 December 2005	£6.53	572

2. on 28 November 2008, that Mr S Fletcher, a PDMR, had transferred 40,000
Ordinary Shares held in his own name to his spouse.

As a result of the above transactions, the interests of PDMRs in the Company's
Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts)
are as follows:

Name of PDMR	No. of Ordinary Shares

S Fletcher	151,882

D Gosnell	59,336

I Wright	26,092

P D Tunnacliffe

Company Secretary

1 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 01-Dec-08
Number	3239J16

RNS Number : 3239J
Diageo PLC
01 December 2008

Diageo plc
1 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 230,000 ordinary shares at a price of 890.06 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 02-Dec-08
Number	4179J16

RNS Number : 4179J
Diageo PLC
02 December 2008

Diageo plc
2 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 230,000 ordinary shares at a price of 870.85 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:55 03-Dec-08
Number	81354-517E

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 335 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,499,773 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,514,198.

3 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 03-Dec-08
Number	5067J16

RNS Number : 5067J
Diageo PLC
03 December 2008

Diageo plc
3 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 220,000 ordinary shares at a price of 875.53 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:20 04-Dec-08
Number	5947J17

RNS Number : 5947J
Diageo PLC
04 December 2008

Diageo plc
4 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 922.05 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Final Terms
Released	12:14 05-Dec-08
Number	6273J12

RNS Number : 6273J
Diageo PLC
05 December 2008

Diageo PLC

5 December 2008

Publication of Final Terms

Final Terms in relation to the issue today by Diageo Finance plc of €1,000,000,000

6.625 per cent. Fixed Rate Debt Instruments due 2014. The Prospectus relating to the US$5,000,000,000 Debt Issuance Programme of Diageo Finance plc, and guaranteed by Diageo plc, was published on 22 September 2008.

The following document constitutes the Final Terms of the Debt Instruments described therein and must be read in conjunction with the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6273J_1-2008-12-5.pdf

For further information, please contact:

Investor enquiries

Catherine James

+44 (0) 20 7927 5272

investor.rel@diageo.com

Media enquiries

James Crampton

+44 (0) 20 8978 4613

media@diageo.com

Disclaimer
The Prospectus and the Final Terms are not provided for, ordirected at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United
States, you should exit this section of the website.
The Debt Instruments issued hereby have not been and will not be registered under the United
States Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to
U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.
Please note, the information contained in the Prospectus and the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries or to particular persons within those countries only (in each case as specified in the Prospectus) and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus and the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 05-Dec-08
Number	6688J16

RNS Number : 6688J
Diageo PLC
05 December 2008

Diageo plc
5 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 220,000 ordinary shares at a price of 898.23 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:22 08-Dec-08
Number	81321-FE03

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
50,727 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,449,046 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,924,925.

8 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 08-Dec-08
Number	7533J16

RNS Number : 7533J
Diageo PLC
08 December 2008

Diageo plc
8 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 150,000 ordinary shares at a price of 921.46 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:38 09-Dec-08
Number	81338-CC1A

TO:	Regulatory Information Service PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification:

1. on 9 December 2008, from Mr PS Walsh, a director, that he had exercised an option on 9 December 2008 over 100,000 Ordinary Shares of 28 101/108 pence each in the Company ('Ordinary Shares') granted on 10 October 2003 at a price per share of £6.49 under the Company's Senior Executive Share Option Plan
('SESOP').

Mr Walsh subsequently sold 99,000 Ordinary Shares, on 9 December 2008, at a price per share of £9.526, and retains beneficial ownership of the balance of
1,000 Ordinary Shares.

2. on 8 December 2008, from Mr I Wright, a Person Discharging Managerial
Responsibilities ('PDMR'), that he had exercised the following options over
Ordinary Shares under the SESOP, on 8 December 2008:

Grant Date	No of Ordinary Shares granted	Grant price per Ordinary Share

11 October 2004	20,507	£7.07

20 September 2005	27,978	£8.15

Mr Wright subsequently sold 42,230 Ordinary Shares, on 8 December 2008, at a price per share of £9.30, and retains beneficial ownership of the balance of
6,255 Ordinary Shares.

3. on 8 December 2008, from Mr D Gosnell, a PDMR, that he had transferred 3,048
Ordinary Shares held in his own name to his spouse, on 8 December 2008.

As a result of the above transactions, the interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's
LTIPs and interests as potential beneficiaries of the Company's Employee
Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

PS Walsh	719,723

Name of PDMR	No. of Ordinary Shares

D Gosnell	59,336

I Wright	32,347

P D Tunnacliffe

Company Secretary

9 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 09-Dec-08
Number	8318J16

RNS Number : 8318J
Diageo PLC
09 December 2008

Diageo plc
9 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 100,000 ordinary shares at a price of 938.62 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:51 10-Dec-08
Number	81550-DE40

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

 1. it received notification on 10 December 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary
    Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10
December 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the
'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	20

P S Walsh	20

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR')
were allocated Ordinary Shares on 10 December 2008 under the Plan, by the
Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	20

S Fletcher	20

D Gosnell	20

J Grover	20

A Morgan	20

G Williams	20

I Wright	20

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company
('Sharematch') on the basis of one Sharematch Ordinary Share for every two
Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary
Shares were awarded at a price per share of £9.50.

The Ordinary Shares are held by the Trustee and in the name of the Trustee.
Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch
Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 December 2008 from Dr F B Humer, a director of the Company, that he has purchased 837 Ordinary Shares on 10 December 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary
Shares. Dr F B Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £9.50.

3. it received notification on 10 December 2008 from Mr H T Stitzer, a director of the Company, that he has purchased 104 Ordinary Shares on 10 December 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary
Shares.

The Ordinary Shares were purchased at a price per share of £9.50.

 4. it received notification on 9 December 2008 from Mr W S Shanahan, a director, that he had sold 2,000 American Depositary Shares in the Company
    (`ADS') on 18 November 2008, at a price of $55.74 per ADS.

5. on 9 December 2008, it had announced that, Mr I Wright, a PDMR, had exercised options over 48,485 Ordinary Shares, before selling 42,230 of the resulting Ordinary Shares, and retaining ownership of the balance of 6,255
Ordinary Shares.

Due to a clerical error in relation to this exercise of options, another 1,390
Ordinary Shares have today been sold on Mr Wright's behalf, at a price of £9.53 per Ordinary Share.

As a result of the above transactions, interests of directors and PDMRs in the
Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit
Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	7,738

N C Rose	446,138

H T Stitzer	5,993

P S Walsh	719,743

Name of Director	Number of ADSs*

W S Shanahan	5,289

Name of PDMR	Number of Ordinary Shares

N Blazquez	42,558

S Fletcher	151,902

D Gosnell	59,356

J Grover	196,346

A Morgan	176,610

G Williams	243,667 (of which 5,916 are held in the form of ADS*)

I Wright	30,977

P D Tunnacliffe

Company Secretary

10 December 2008

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 10-Dec-08
Number	9197J16

RNS Number : 9197J
Diageo PLC
10 December 2008

Diageo plc
10 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 947.50 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:25 11-Dec-08
Number	81122-2B12

TO:	Regulatory Information Service PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that on 10 December 2008 it received notification from Mr J Grover, a Person Discharging Managerial
Responsibilities, that he had:

1. exercised options over Ordinary Shares of 28 101/108 pence each in the
Company ('Ordinary Shares') under the Company's Senior Executive Share Option
Plan, on 10 December 2008, as follows:

Grant Date	No of Ordinary Shares	Grant price per Ordinary
	granted	Share

11 October 2002	94,857	£7.59

10 October 2003	113,674	£6.49

11 October 2004	107,282	£7.07

Mr Grover subsequently sold 312,655 Ordinary Shares, on 10 December 2008, at a price of £9.547 per Ordinary Share, and retains beneficial ownership of the balance of 3,158 Ordinary Shares.

2. sold an additional 50,000 Ordinary Shares on 10 December 2008, at a price of
£9.547 per Ordinary Share.

As a result of the above transactions, the interests of Mr Grover in the
Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit
Trusts) is 149,504.

P D Tunnacliffe

Company Secretary

11 December 2008

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 11-Dec-08
Number	9994J16

RNS Number : 9994J
Diageo PLC
11 December 2008

Diageo plc
11 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 934 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:17 12-Dec-08
Number	81416-4528

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
33,825 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,415,221 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,308,750.

12 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 12-Dec-08
Number	0878K16

RNS Number : 0878K
Diageo PLC
12 December 2008

Diageo plc
12 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 921.02per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 15-Dec-08
Number	1754K17

RNS Number : 1754K
Diageo PLC
15 December 2008

Diageo plc
15 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 927.45per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:40 16-Dec-08
Number	2544K16

RNS Number : 2544K
Diageo PLC
16 December 2008

Diageo plc
16 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 225,000 ordinary shares at a price of 933.84p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:50 17-Dec-08
Number	81249-5430

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
5,760 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,409,461 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,689,510.

17 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 17-Dec-08
Number	3438K16

RNS Number : 3438K
Diageo PLC
17 December 2008

Diageo plc
17 December 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 250,000 ordinary shares at a price of 927.87p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:52 18-Dec-08
Number	81550-FE0A

TO:	Regulatory Information Service PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that today it received notification from
Mr I Wright, a Person Discharging Managerial Responsibilities, that he had sold
1,000 Ordinary Shares of 28 101/108 pence each in the Company ('Ordinary
Shares') on 18 December 2008, at a price per Ordinary Share of £9.385.

As a result of the above transaction, Mr Wright's interests in the Ordinary
Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 29,977.

P D Tunnacliffe

Company Secretary

18 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Subsidiary Annual Report and Accounts
Released	15:00 19-Dec-08
Number	81456-FF3F

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES

Diageo plc announces that in accordance with paragraph 9.6.3 of the Listing
Rules, two copies of the audited financial statements for Diageo Capital plc,
Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June
2008 have been submitted to the UKLA and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

19 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:01 19-Dec-08
Number	81500-5B1B

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
28,812 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,380,649 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,468,322.

19 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:30 29-Dec-08
Number	81129-FC21

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that on 24 December 2008, it released from treasury 834 Ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,379,815 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,469,156.

29 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:19 31-Dec-08
Number	81118-FA05

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
4,774 Ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these
Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,375,041 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,473,930.

31 December 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	11:57 31-Dec-08
Number	81154-51F2

TO:	Regulatory Information Service PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,848,971 ordinary shares of 28
101/108 pence each ('Ordinary Shares') with voting rights, which includes
254,375,041 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,473,930 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's
Disclosure and Transparency Rules.

31 December 2008

END